November 13, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Ms. Jeanne Baker

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Mr. Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

RE:	WMS Industries Inc.

Form 10-K for the Year ended June 30, 2012

Filed August 21, 2012

File No. 1-8300

Dear Mr. Decker, Ms. Baker and Mr. Gordon:

On behalf of WMS Industries Inc., (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated October 25, 2012.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

References to U.S. GAAP within this letter cite topics within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Form 10-K for the Year Ended June 30, 2012 (“10-K”) filed August 21, 2012

SEC Staff Comment

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

WMS Response:

For those responses to individual comments where we agreed to provide additional disclosures or other revisions, we reflected those responses in our Quarterly Report on Form 10-Q for the period ended September 30, 2012 (“First Quarter 10-Q”) filed with the Commission on November 9, 2012, and will continue to include those additional disclosures or other revisions in all future interim and annual filings, as applicable.

SEC Staff Comment

Item 1A—Risk Factors, page 20

Our business is subject to political, market and financial risks, page 25

2.	We note your risk factor discussion as well as elsewhere throughout the filing that the governmental authorities in Argentina modified the rules related to importing product and limiting the exchange of pesos into dollars and the transfer of funds from Argentina. As a result, you had approximately 58.0 million pesos, equal to $12.8 million, in your Argentina bank account at June 30, 2012 that you cannot immediately translate to U.S. dollars to transfer out of the country. We note that your accounts and notes receivable, net in Argentina was $64.9 million as of June 30, 2012. Please tell us what steps you have taken to determine collectability of the accounts and notes receivable in Argentina. In addition, please disclose the amount of revenues generated from customers in Argentina for each period presented.

WMS Response:

As noted in our Risk Factors on page 25 and in our Foreign Currency Risk on page 63 in our 10-K, Item 7A Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk “…Our accounts and notes receivable, net in Argentina at June 30, 2012, was $64.9 million, which is denominated in U.S. dollars, although customers pay us in pesos at the spot exchange rate between the peso and the U.S. dollar on date of payment…If the government in Argentina decides to devalue the peso, we would record charges in our Consolidated Statements of Income based on the amount of pesos in our bank account and our customers would be required to pay us a greater amount of pesos when paying our invoices in the future and we cannot guarantee that customers will be able to pay such higher amounts.”

We disclosed the following about our evaluation process relating to the collectability of our accounts and notes receivable in Note 3 to our Consolidated Financial Statements on page F-21 in our 10-K:

“…On a routine basis, but at least quarterly, we evaluate our accounts and notes receivable individually and collectively, and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. We consider a variety of factors in this evaluation, including the accounts and notes receivable aging and trends thereof for customer balances, past experience with customers who pay outside of payment terms, the legal environment and regulatory landscape and news related to individual customers, especially if the news calls into question the customer’s ability to fully pay balances owed. Accounts and notes receivables are evaluated individually for impairment (specific reserves) when collectability becomes uncertain due to events and circumstances that cause an adverse change in a customer’s cash flows or financial condition. Accounts and notes receivable placed on specific reserve are evaluated for probability of collection, which is used to determine the amount of the specific reserve.”

“Our bad debt expense is most significantly impacted by bankruptcy filings by our casino customers and pre-bankruptcy reported exposures of individual casino customers.”

On page F-22 of our 10-K we also state:

“For international customers, depending on the country and our historic collection experience with the customer, we may have pledge agreements, bills of exchange or personal guarantees or other forms of agreement to enhance our ability to collect the receivables.”

We applied our quarterly collectability evaluation process to accounts and notes receivable for customers in Argentina at both June 30, 2012 and September 30, 2012, including specific steps described in the disclosures in our First Quarter 10-Q as presented below, and based on the performance of our quarterly collectability evaluation and the facts outstanding, we believe that our customers will continue to pay us for amounts owed and that no additional reserves were required at either date.

In our First Quarter 10-Q, we expanded our disclosures to specifically address the procedures we used in evaluating the collectability of accounts and notes receivable from customers in Argentina as shown on page 10:

“In fiscal 2012, the government authorities in Argentina modified the rules related to importing product and limited the exchange of pesos into U.S. dollars and the transfer of funds from Argentina. Our accounts and notes receivable, net from customers in Argentina at September 30, 2012 was $57.9 million, which is denominated in U.S. dollars, although our customers pay us in pesos at the spot exchange rate between the peso and the U.S. dollar on the date of payment. In evaluating the collectability of customer receivables in Argentina, we specifically evaluated the amount of recent payments, receivable aging, the additional security we had (bills of exchange, pledge agreements, etc.) and news related to individual customers’ ability to pay to determine our customers’ ability to pay and concluded that no additional bad debt reserves were required.

We continue to conduct business in Argentina and our customers have continued to pay us in pesos based on the spot exchange rate to the U.S. dollar on payment date throughout the September 2012 quarter. We collected approximately $11.2 million of outstanding receivable balances from customers in Argentina during the September 2012 quarter. In addition, the net activity for the September 2012 quarter resulted in total outstanding receivable balances declining from June 30, 2012 by $7.0 million to $57.9 million.”

As we have done in the past, we will continue to closely monitor the situation in Argentina and will disclose any updates or changes in our future filings.

Supplementally, we advise you that our revenues generated from customers in Argentina for the fiscal years ended June 30, 2012, 2011 and 2010 were $33.6 million, $41.8 million and $19.1 million, respectively, which amounts are less than 10% of consolidated revenues and have not been separately disclosed in accordance with ASC 280-10-50-12a.

SEC Staff Comment

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 45

Fiscal Years Ended June 30, 2012, 2011 and 2010 Comparisons, page 48

3.	Since you do not allocate depreciation and amortization to cost of sales, please either remove the gross profit and gross margin measures and any related discussions from your filing or identify these measures as non-GAAP measures and ensure you comply with the disclosure requirements set forth in Item 10(e) of Regulation S-K.

WMS Response:

Beginning with our First Quarter 10-Q, and in all future interim and annual filings, as applicable, we advise you that we have and will remove the gross profit and gross margin measures and any related discussions.

SEC Staff Comment

Off-Balance Sheet Arrangements and Contractual Obligations, page 62

4.	Please clarify why you have not included long-term debt and, in a separate line item, interest on long-term debt within your contractual obligations table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table and any assumptions necessary to derive these amounts should also be disclosed. Refer to Item 303(a)(5) of Regulation S-K. Please revise or advise.

WMS Response:

We advise you that in our disclosure in our First Quarter 10-Q, and in all future interim and annual filings, as applicable, we will include the long-term debt and, in a separate line item, interest on long-term debt within our contractual obligations table and we will disclose any assumptions necessary to derive these amounts. The disclosure in our First Quarter 10-Q is as follows:

“Our obligations under these arrangements and under other contractual obligations at September 30, 2012, were as follows (in millions):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$29.9	$6.2	$10.7	$4.4	$8.6
Royalty and license fee payments	67.5	10.6	35.3	21.6	—
Accrued WAP jackpot liability	10.4	10.4	—	—	—
Non-cancelable raw material purchase orders	2.5	2.5	—	—	—
Performance bonds	5.3	5.3	—	—	—
Additional consideration, including imputed interest, related to acquisitions	18.2	6.7	11.5	—	—
Payment of Revolving Credit Facility (a)	85.0	—	—	85.0	—
Interest on long-term debt (a)	7.1	1.8	3.6	1.7	—
Other, including guaranteed minimums in employment agreements	19.7	9.1	6.9	1.8	1.9

Total	$245.6	$52.6	$68.0	$114.5	$10.5

(a)	Repayments of principal amounts of borrowings under the revolving credit facility on September 30, 2012 are assumed to occur at the end of term of our revolving credit agreement in October 2016. Interest on long-term debt assumes the amount of debt outstanding at September 30, 2012 remains outstanding through the end of term and interest is based on the effective interest rate at September 30, 2012, which was 2.1%.”

SEC Staff Comment

Item 15—Exhibits, Financial Statement Schedules, page 66

General

5.	You disclose on page 4 the types of revenues that are derived from your gaming operations. In addition, you disclose on page 6 the major categories of your product sales revenues. As such, please disclose in the notes to your financial statements the revenues from external customers for each product in accordance with ASC 280-10-50-40.

WMS Response:

ASC 280-10-50-40 “Information About Products and Services” indicates that… “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

As we discussed in item 1 of our response letter to the SEC Staff dated February 8, 2012, on the subject of the applicability of ASC 280-10-50-40 to our participation game revenues in our gaming operations, the product being leased is the same for each revenue model type: a slot machine. The very same slot machine could be used in a WAP system, a LAP system or on a stand-alone basis. We believe that the different pricing strategies we use to market our slot machines do not create “separate products or service types,” and accordingly, we believe no separate revenue disclosure is required in accordance with ASC 280-10-50-40.

We advise you supplementally, that the following chart provides further details of revenues from services and products for the fiscal years ended June 30, 2012, 2011 and 2010 (in millions) and as a percentage of consolidated revenues:

	Fiscal Year 2010		Fiscal Year 2011		Fiscal Year 2012
	Dollar	%	Dollar	%	Dollar	%
New Gaming Machine Sales
Revenues	$387.6	50.7%	$403.2	51.5%	$333.6	48.4%

Other Product Sales Revenues
Conversion Revenues	34.8	4.5%	30.9	3.9%	47.9	6.9%
Used Gaming Machine Sales	19.0	2.5%	37.2	4.7%	29.8	4.3%
Parts and Other Revenues	19.5	2.5%	17.9	2.3%	17.0	2.5%

Total	$73.3	9.5%	$86.0	10.9%	$94.7	13.7%

Total Product Sales Revenues	$460.9	60.2%	$489.2	62.4%	$428.3	62.1%

Total Participation Revenues	$287.6	37.6%	$277.7	35.5%	$234.2	34.0%

Other Gaming Operations Revenues
VLTs & Lease Revenues	$6.9	0.9%	$6.1	0.8%	$6.0	0.9%
Royalties Revenues	5.2	0.7%	2.5	0.3%	5.0	0.7%
Other Revenues	4.5	0.6%	7.8	1.0%	16.2	2.3%

Total	$16.6	2.2%	$16.4	2.1%	$27.2	3.9%

Total Gaming Operations Revenues	$304.2	39.8%	$294.1	37.6%	$261.4	37.9%

Total Revenues	$765.1	100.0%	$783.3	100.0%	$689.7	100.0%

As detailed in the chart above, no individual item included in other product sales revenues and other gaming operations revenues are 10% or more of our consolidated revenues and are therefore immaterial to our total consolidated revenues and have not been separately disclosed in accordance with ASC 280-10-50-12a.

SEC Staff Comment

Note 15—Commitments, Contingencies and Indemnifications, page F-38

Self-Insurance, page F-41

6.	Please disclose your excess loss limits associated with each risk you are self-insured for. Please also disclose each risk for which you do not have excess loss limits.

WMS Response:

We agree to clarify our disclosures and advise that in our First Quarter 10-Q, and in all future interim and annual filings, as applicable, our disclosures will indicate:

“Under our various insurance policies, we are liable for contractual deductibles or retentions of up to $0.5 million per insurance policy, including directors and officers, fiduciary, property, crime, workers’ compensation, electronic errors and omissions, employment practices and automobile insurance. In addition, we are self-insured up to $0.25 million per covered family, after employee’s pay annual deductibles, for medical, dental, prescription drug and disability coverage. We purchase annual stop-loss coverage to limit our loss to $0.25 million for employee medical, dental, prescription drug and disability claims. Accrued worker’s compensation claims and employee related medical, dental, prescription drug and disability reserves include estimated settlements for known claims and estimates of claims incurred but not reported.”

Conclusion

As requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790, or email sschweinfurth@wms.com), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782, or email jmcnicholas@wms.com).

Sincerely,

/s/ Scott D. Schweinfurth

Scott D. Schweinfurth

Executive Vice President,

Chief Financial Officer and

Treasurer

/s/ John P. McNicholas, Jr.

John P. McNicholas, Jr.

Vice President,

Controller and

Chief Accounting Officer